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                                                              Exhibit 99(a)(10)



ROCKET SOFTWARE, INC. AND ROCKET ACQUISITION SUB, INC. ANNOUNCE
REDUCTION OF MINIMUM CONDITION AND EXTENSION OF TENDER OFFER FOR TCSI
SHARES

Thursday December 19, 8:41 am ET

NATICK, Mass.--(BUSINESS WIRE)--Dec. 19, 2002--Rocket Acquisition Sub, Inc., a wholly-owned subsidiary of Rocket Software, Inc. today announced that it has reduced the minimum number of shares required to be tendered in the $0.52 per share tender offer for all outstanding shares of TCSI Corporation (Nasdaq: TCSI
- NEWS) to 51% of the outstanding shares on a fully diluted basis. Rocket Acquisition Sub, Inc. also announced that it is extending its offer to acquire all outstanding shares of TCSI until midnight, Boston time, on Thursday, December 26, 2002. The offer was previously scheduled to expire at midnight, Boston time, on Wednesday, December 18, 2002.

Based on the latest count of tendered shares, approximately 12,815,704 shares of TCSI common stock (not including 177,411 shares tendered pursuant to Notices of Guaranteed Delivery) have been tendered and not withdrawn pursuant to the tender offer, representing approximately 62.35% of the outstanding shares.

The new minimum number of shares will assure a favorable vote, if one is required, on the second-step merger. The reduction in the minimum number of shares required to be tendered was made in order to facilitate the completion of the offer in light of the number of shares tendered to date and the terms of the Merger Agreement between Rocket Software, Inc., Rocket Acquisitions Sub, Inc. and TSCI Corporation.

The shares of TCSI common stock that have been validly tendered to date represent significantly more than the revised minimum condition, and assuming such number of shares are not withdrawn, Rocket Acquisition Sub, Inc. expects to accept and promptly pay for all shares validly tendered by the new expiration date.

The reduction in the minimum condition was consented to by TCSI as required by the Merger Agreement. The Board continues to recommend that the Company's stockholders accept the offer and tender their shares in the offer.

As a consequence of the extension of the expiration date, holders of TCSI common stock may tender or withdraw shares until midnight, Boston time, on December 26, 2002, unless the offer is further extended.

The tender offer is being made through, and the foregoing is qualified in its entirety by reference to, a Tender Offer Statement on Schedule TO, including the Offer to Purchase, dated November 19, 2002, and the related letter of transmittal, each filed as exhibits to such Schedule TO, and any and all amendments thereto. TCSI stockholders should read such documents completely prior to making any decision as to the tender offer. These materials are available for free at the SEC's Website at www.sec.gov.


Additional Information and Where to Find It

This announcement is neither an offer to purchase nor a solicitation of an offer to sell TCSI shares. The tender offer is made through an offer to purchase, letter of transmittal and related tender offer materials filed with the Securities and Exchange Commission. The tender offer materials and the TCSI's solicitation/recommendation statement contain important information. Stockholders are urged to read this information carefully before making any decisions about the tender offer. The tender offer materials, certain other offer materials, and the solicitation/recommendation statement have been sent free of charge to all stockholders of TCSI. All of these materials will also be available free of charge at


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the SEC's Website at www.sec.gov or by contacting the Information Agent,
Georgeson Shareholder Communications Inc. at 877-357-0560.


About Rocket

Rocket Software, Inc. is an independent software development corporation providing a broad spectrum of integrated, value added software development, and support services to leading original equipment manufacturers (OEMs) and directly to corporate customers worldwide. Rocket Software's technology portfolio complements and extends strategic OEM offerings in the areas of data management, business intelligence, IT security, network and application management, storage management, and mobile and PC support.

Founded in 1990, Rocket Software now employs over 150 people at its Natick, Massachusetts headquarters and branch offices worldwide, and maintains active release cycles for more than 60 products it has developed or acquired. Rocket's current OEM relationships include IBM, RSA Security, Microsoft, and Bull Technologies. Rocket's OEM products are found in Fortune 500 enterprises around the world and in every market segment. Contact Rocket Software at www.rocketsoftware.com.

Contact: The Information Agent, Georgeson Shareholder Communications Inc. at 877-357-0560, or Maureen Condon, Marketing Communications
Manager, Rocket Software, Inc. 508-652-2404.


-----------------------------

CONTACT:
     Rocket Software, Inc.
     Maureen Condon, 508/652-2404
     or
     The Information Agent
     Georgeson Shareholder Communications Inc.
     877/357-0560




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Source: Rocket Software, Inc.